

Mail Stop 3030

August 20, 2015

Via E-mail
Susan R. Lichtenstein
Senior Vice President, Corporate Affairs and Chief Legal Officer
Hill-Rom Holdings, Inc.
Two Prudential Plaza, Suite 4100
Chicago, IL 60601

     Re: **Hill-Rom Holdings, Inc.**
               Amendment No. 1 to Registration Statement on Form S-4
               Filed August 14, 2015
               File No. 333-205645

Dear Ms. Lichtenstein:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 6, 2015 letter.

Effects of the Merger; Merger Consideration, page 51

1.   Please expand your disclosure added in response to prior comment 1 to include the number of shares of Hill-Rom common stock that investors will receive for each share of Welch Allyn common stock. Also, tell us how you addressed that part of prior comment 1 seeking an illustrative table showing a reasonable range of potential consideration per share, and an accompanying explanation of the relevant factors and risks that affect the consideration per share and walk-away rights.

Interests of Directors and Executive Officers of Welch Allyn in the Merger, page 68

2.   Please expand your response to prior comment 2 to tell us whether the consideration that executive officers and directors will receive for each phantom stock appreciation right and phantom share award is the same consideration that investors will receive for each share. If the consideration differs, it is unclear why you believe that disclosure of only the aggregate total consideration for all phantom stock appreciation rights and phantom share awards provides all required information for investors to evaluate the interests of the executive officers and directors. Please advise or revise your disclosure.

Debt Financing, page 103

3.   We note your response to prior comment 4. Please tell us why the amounts in this section and on page 1 of exhibit 10.2 differ from the amounts disclosed on pages 35 and 105.

Exhibit 99.1

4.   Given your revisions in responses to prior comments 7 and 9, please file an updated consent.

        You may contact Jay Mumford at 202-551-3637 or me at 202-551-3617 with any questions.

                                    Sincerely,

                                    /s/ Russell Mancuso

                                    Russell Mancuso
                                    Branch Chief
                                    Office of Electronics and Machinery

cc: Brian M. Schafer, Esq.
    Winston & Strawn LLP